UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Valero GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

91914G 10 8

(CUSIP Number)

Jay D. Browning
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
(210) 345-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Valero Energy Corporation 74-1828067

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 91914G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Diamond Shamrock Refining and Marketing Company 74-2505379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 91914G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sigmor Corporation 75-1828463

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2006.  THE TEXT OF ITEMS 2, 5, 6 AND 7 TO THE SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)           The information required to be filed in response to paragraph (a) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.

(b)           The information required to be filed in response to paragraph (b) of Item 2 is set forth on Appendices A, B and C hereto.

(c)           The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

1.             Valero Energy is principally engaged in the refining and retailing of refined products and convenience store merchandise.  The executive officers and directors of Valero Energy are listed on Appendix A hereto.

The 42,500,000 Units of the Company issued and outstanding as of December 1, 2006 were initially beneficially owned by Ultramar Diamond Shamrock Corporation, a Delaware corporation (“UDS”), through certain subsidiaries holding the Units. Pursuant to that certain Agreement of Plan of Merger dated as of May 6, 2001 by and between UDS and Valero Energy (the “Merger Agreement”), UDS was merged with and into Valero Energy on December 31, 2001 (the “Merger”), with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Units.

As a result of the Merger, Valero Energy beneficially owned the 42,500,000 Units through UDS Logistics, LLC, its indirect wholly owned subsidiary. Also as a result of the Merger, Valero Energy became the direct owner of 100% of each of DSRMC and Sigmor.

Sigmor sold 9,199,911 Units representing 21.7% of the membership interests in the Company in the initial public offering of the Company on July 13, 2006.  The initial public offering was conducted pursuant to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (File No. 333-132917), which is incorporated by reference to this Schedule 13D.  Following the initial public offering, DSRMC owned 21,926,636 Units representing 51.6% of the membership interests in the Company and Sigmor owned 3,323,364 Unit representing 7.8% of the membership interests in the Company.

The Company conducted a subsequent public offering on December 22, 2006 (the “Offering”) pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-138810), which is incorporated by reference to this Schedule 13D.  In the Offering, DSRMC sold 17,226,636 Units representing 51.6% of the membership interests in the Company and Sigmor sold all of its remaining 3,323,364 Units representing 7.8% of the membership interests in the Company.

On December 5, 2006, DSRMC signed a Unit Purchase Agreement with William E. Greehey (the “Unit Purchase Agreement” ), pursuant to which Mr. Greehey purchased 4,700,000 unregistered Units at $21.62 per Unit, which price was equal to the price paid by the public unitholders in the Offering.  The closing of this private sale (the “Private Sale”) closed simultaneously with the closing of the Offering on December 22, 2006.  The Unit Purchase Agreement is incorporated by reference to this Schedule 13D.

As a result of the Offering and the Private Sale, the Reporting Persons are deemed to no longer beneficially own Units representing membership interests in the Company.

2.             DSRMC owns none of the member interests of the Company and is principally engaged in the ownership and operation of retail stores.  The executive officers and directors of DSRMC are listed on Appendix B hereto.

3.             Sigmor owns none of the member interests of the Company and is principally engaged in the ownership and leasing of real estate.  The executive officers and directors of Sigmor are listed on Appendix C hereto.

(d)           During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the reporting persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text in its entirety and replacing it with the following:

(a)           There were 42,500,000 Units outstanding as of December 1, 2006.  The Reporting Persons are deemed to own no Units based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)           The number of Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Units within the last 60 days by the Reporting Persons except for the disposition of Units by DSRMC and Sigmor being reported on this Schedule 13D.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e)           As of December 22, 2006, the Reporting Persons are no longer the beneficial owners of 5.0% or more of any equity security of the Issuer.  Accordingly, this Amendment is the final amendment to Schedule 13D and is an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting the text in its entirety and replacing it with the following:

The Reporting Persons are no longer parties to any contracts, arrangements, understandings or relationships with respect to any equity security of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by deleting the text in its entirety and replacing it with the following:

Exhibit A	Registration Statement on Form S-1 of Valero GP Holdings, LLC (File No. 333-132917) (previously filed as Exhibit A to the Schedule 13D filed on July 28, 2006).

Exhibit B	Registration Statement on Form S-1 of Valero GP Holdings, LLC (File No. 333-138810).

Exhibit C

Unit Purchase Agreement, dated December 5, 2006, by and between Valero GP Holdings, LLC and William E. Greehey (incorporated by reference to Exhibit 10.52 of Valero GP Holdings, LLC’s Registration Statement on Form S-1 (File No. 333-138810)).

Exhibit D	Joint Filing Agreement (previously filed as Exhibit C to the Schedule 13D filed on July 28, 2006).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006

Valero Energy Corporation

By:	/s/ Jay D. Browning
Name: Jay D. Browning
Title: Senior Vice President and Corporate Secretary

Diamond Shamrock Refining and Marketing Company

By:	/s/ Jay D. Browning
Name: Jay D. Browning
Title: Senior Vice President and Secretary

Sigmor Corporation

By:	/s/ Jay D. Browning
Name: Jay D. Browning
Title: Senior Vice President and Secretary

EXHIBIT INDEX

Exhibit A	Registration Statement on Form S-1 of Valero GP Holdings, LLC (File No. 333-132917) (previously filed as Exhibit A to the Schedule 13D filed on July 28, 2006).

Exhibit B	Registration Statement on Form S-1 of Valero GP Holdings, LLC (File No. 333-138810).

Exhibit C

Unit Purchase Agreement, dated December 5, 2006, by and between Valero GP Holdings, LLC and William E. Greehey (incorporated by reference to Exhibit 10.52 of Valero GP Holdings, LLC’s Registration Statement on Form S-1 (File No. 333-138810)).

Exhibit D	Joint Filing Agreement (previously filed as Exhibit C to the Schedule 13D filed on July 28, 2006).